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Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Zamba Corporation:

        We consent to the use of our report incorporated herein by reference and to the reference to our firm under the heading "Experts" in this registration statement. Our audit report, dated January 23, 2002, except as to note 4 which is as of February 21, 2002 and notes 2 and 17 which are as of March 26, 2002, contains an explanatory paragraph that states that the Company, among other matters, has incurred significant losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Minneapolis, Minnesota
May 10, 2002

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INDEPENDENT AUDITORS' CONSENT